Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, TX 75207

April 15, 2010

VIA EDGAR

Securities and Exchanges Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Access Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 on Form S-1 Registration Statement
File No. 333-162687
Filed April 12, 2010
SEC Accession No. 0000318306-10000023

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Access Pharmaceuticals, Inc. (the “Company”), hereby requests the withdrawal of its Post-Effective Amendment No. 1 on Form S-1 Registration Statement (File No. 333-162687) (Accession No. 0000318306-10-000023) (the “Post-Effective Amendment”) which was erroneously filed on April 12, 2010 under EDGAR submission code S-1/A (the “Erroneous Filing”).

No securities have been sold by the selling securityholders in connection with the offerings covered by the Post-Effective Amendment since the date of the Erroneous Filing.

The Company has re-filed the Post-Effective Amendment under the correct Edgar submission code POS AM.

Please contact me directly at (214) 905-5100 x208, should you have further questions regarding our request for withdrawal. Thank you for your assistance in this matter.

Very truly yours,

By:  /s/ Stephen B. Thompson
Name:  Stephen B. Thompson
Title:  Chief Financial Officer